AMSURG

ANNUAL REPORT 2007

AmSurg Centers

(Locations at December 31, 2007)


Centers in operation
Centers under development

ALABAMA
Montgomery

ARIZONA
Glendale
Mesa
Peoria
Phoenix
Sun City (3)
Yuma

ARKANSAS
El Dorado
Fayetteville
Rogers

CALIFORNIA
Arcadia
Burbank
Escondido
Glendale
Glendora
Inglewood
La Jolla
Oakland
Poway
San Diego
San Luis Obispo
Tarzana
Temecula
Templeton
Torrance (2)

COLORADO
Denver
Pueblo

CONNECTICUT
Bloomfield

DELAWARE
Dover
Lewes
Newark

FLORIDA
Altamonte Springs
Boca Raton
Cape Coral
Crystal River
Ft. Lauderdale
Ft. Myers (3)
Gainesville
Hialeah
Inverness
Kissimmee
Lakeland
Melbourne
Miami
Mount Dora
Naples
New Port Richey
Ocala (2)
Ocoee
Orlando (2)
Panama City
Rockledge
Sarasota (2)
Sebring
Tamarac
Tampa
West Palm Beach
Winter Haven

ILLINOIS
Lake Bluff

INDIANA
Evansville
Indianapolis
South Bend

KANSAS
Hutchinson
Overland Park
Shawnee
Topeka
Wichita

KENTUCKY
Crestview Hills
Louisville (2)
Paducah

LOUISIANA
Alexandria
Baton Rouge
Marrero
Metairie (2)
New Orleans

MARYLAND
Baltimore
Bel Air
Chevy Chase
Laurel
Lutherville
Rockville (2)
Silver Spring
Towson (2)
Waldorf

MICHIGAN
Detroit
Port Huron

MINNESOTA
Minneapolis (3)
St. Cloud

MISSOURI
Independence
Kansas City
Liberty
St. Louis

NEVADA
Las Vegas (2)
Reno

NEW JERSEY
Florham Park
Hanover
Lawrenceville
Oakhurst
Toms River
Voorhees
West Orange

NEW MEXICO
Los Alamos
Santa Fe

NORTH CAROLINA
Cary
Greensboro
Raleigh (2)

OHIO
Akron
Cincinnati
Columbus
Lorain
Middletown
Sidney
Toledo
Willoughby

OKLAHOMA
Oklahoma City
Tulsa (2)

OREGON
Salem

PENNSYLVANIA
Bala Cynwyd
Flourtown
Kingston
Lancaster
Malvern
Pottsville
Scranton
Seneca

SOUTH CAROLINA
Clemson
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Columbia (2)
Goodlettsville
Kingsport
Knoxville (3)
Maryville
Memphis
Nashville

TEXAS
Abilene (2)
Beaumont
Conroe
El Paso
Houston
Mesquite
San Antonio (2)
Weslaco

UTAH
Salt Lake City
St. George

Washington, D.C.

WASHINGTON
Tacoma (4)

WISCONSIN
Milwaukee

WYOMING
Casper

There are centers under development at the following locations at December 31, 2007:
Sparks, Nevada
Greensboro, North Carolina

About The Company

Company Profile

AmSurg Corp. acquires, develops, and operates ambulatory surgery centers in partnership with physicians. Headquartered in Nashville, Tennessee, AmSurg operated 176 ambulatory surgery centers at December 31, 2007. By focusing on the delivery of high quality, low cost surgery services that create high patient and physician satisfaction, AmSurg Corp. creates value for the three constituencies involved in every surgical procedure: the patient, the physician and the payor.

Financial Highlights

	For the Years Ended December 31,	
	2007	2006
	(In thousands, except per share and center data)	
Consolidated Statement of Earnings Data:		
Revenues	**$ 531,085**	$ 455,869
Net earning from continuing operations	**43,551**	37,387
Earnings per share (diluted) from continuing operations	**$ 1.40**	$ 1.23
Weighted average number of shares and share equivalents outstanding (diluted)	**31,102**	30,389
Financial Position at Year End:		
Cash and cash equivalents	**$ 29,953**	$ 20,083
Working capital	**83,792**	66,591
Total assets	**781,634**	590,032
Long-term debt and other long-term obligations	**232,223**	127,821
Minority interest	**62,006**	52,341
Shareholders' equity	**411,225**	343,108
Center Data:		
Continuing centers at end of year	**176**	152
Procedures performed during year	**980,858**	838,514


Revenues
(In millions)
$269.9
$317.9
$378.5
$455.9
$531.1
2003
2004
2005
2006
2007


Operating Cash Flow
(In millions)
$48.1
$55.5
$63.4
$72.0
$79.4
2003
2004
2005
2006
2007


Earnings Per Share (Diluted) From Continuing Operations
$0.86
$1.06
$1.17
$1.23
$1.40
2003
2004
2005
2006
2007

Fellow Shareholders:

AmSurg produced significant growth for 2007, our 10th year as a public company, with all operating and financial metrics meeting or exceeding our guidance for the year. We are pleased with this performance in the context of a year notable for change - at the national economic level, in the ambulatory surgery center (ASC) industry and, with the transition in senior management, within AmSurg. Change always presents challenges and opportunities, and the need to execute is clearer than ever as we enter 2008. Our overall sense, however, is one of excitement and anticipation as we begin to implement wide-ranging initiatives designed to take advantage of AmSurg's leading competitive position in the ASC industry and to enhance and leverage both our strong physician partnerships and our deep organizational capabilities.


Procedures
Performed During Year
505,907
589,915
719,890
838,514
980,858
2003
2004
2005
2006
2007

FINANCIAL REVIEW – Revenues increased 16% for 2007 to a new record of $531 million. Net earnings from continuing operations increased 14% to $1.40 per diluted share, which included a negative $0.03 per diluted share impact from the effect of the Medicare Deficit Reduction Act of 2005.

Our revenue growth reflected a 17% increase in procedures to 981,000 for 2007. This increase was driven by a 4% expansion in same-center revenues and the addition of 24 new centers, matching the highest number ever previously added in one year. Consistent with historical results, we continued to produce strong cash flow from operations for 2007 of $79 million, or 1.8 times our net income from continuing operations. As a result of our cash flow funding a substantial portion of 2007 capital expenditures, which included $163 million for acquisitions, our debt to total capitalization at the end of 2007 was 35%.

For 2008, we established guidance for revenues in a range of $600 million to $620 million and net earnings per diluted share in a range of $1.53 to $1.55. This guidance includes a negative $0.05 per diluted share impact anticipated from the Medicare rule revising the payment system for ASCs, which was effective January 1, 2008. We further expect same-center revenues to increase 3% to 4% for 2008, including a negative impact of one percentage point from the revised Medicare payment system. Our guidance also reflects the anticipated addition of 12 to 15 new centers for 2008. We expect an income tax rate of 39.6% for 2008 compared with 38.9% for 2007.

COMPELLING INDUSTRY DYNAMICS – The ASC industry offers AmSurg compelling growth opportunities for the foreseeable future. The growth in outpatient surgery has continued to account for an increasing percentage of all surgical procedures. With the cost and quality of healthcare continuing as a major national concern, ASCs deliver a value proposition based on high quality, low cost, increased access and improved patient and physician satisfaction. Further enhancing industry prospects, the leading edge of the Baby Boom generation is becoming eligible for Medicare, which is expected to drive increased demand for many of the highest volume ASC procedures.

Despite continued anticipated growth in demand for procedures, expansion in the number of ASCs is slowing due to a substantial decline in de novo center development. Even with the diminishment of this traditional industry growth vehicle, competition for acquisitions has not materially intensified, as reflected in the consistency of acquisition multiples. In part, this favorable environment reflects tightening credit markets as a result of the issues affecting the sub-prime mortgage market. In addition, during the past two years, four of the five next largest operators of ASCs after AmSurg have been privatized through transactions employing substantial debt. We believe the resulting increase in balance sheet leverage ratios would make acquisition funding more expensive and more difficult to obtain in the current environment, constraining the activity of these competitors.

LEADING MARKET POSITION – One of the key findings from my in-depth review of AmSurg upon joining the Company in October was the strong position AmSurg holds in its markets. While the facts were clear that AmSurg is the leading single-specialty ASC operator and that its base of centers in operation is the largest in the industry, I have continued to be impressed with the high standards for talent and integrity within the AmSurg team and with its reputation as a trusted and consistent operator. Among other aspects of the Company's strong market positioning are the following:

- With leading market shares of 10% in the $3 billion to $4 billion gastroenterology (GI) market and 5% in the $2 billion to $3 billion ophthalmology market, AmSurg has a unique position and opportunity in its core specialties. For example, in the GI market we operate approximately 15% of the country's certified endoscopy centers and work with 10% to 12% of the board certified GI physicians in private practice. As a result, our centers performed over 800,000 GI procedures during 2007, giving us a tremendous distribution channel with strong prospects for continued growth.

- Having completed more than 125 ASC acquisition transactions, AmSurg has deep institutional experience with all aspects of expanding its business through acquisition.

- While our de novo development experience is consistent with the industry wide slow down, we continue to see opportunities for new centers. With over 60 completed de novo developments, AmSurg has a development track record virtually unmatched in the industry.

- AmSurg has achieved 10 consecutive years and 40 consecutive quarters of period-over-period growth in same-center revenues. Having averaged same-center revenue growth of 4% for the last four years and with approximately 65% capacity utilization in our centers, our guidance for same-center revenue growth for 2008 is well within the range of our historical performance.

- With over 15 years in the ASC business and 176 centers in operation at the end of 2007, AmSurg has developed a tremendous expertise in operating ASCs. This expertise applies to virtually every facet of the business, including clinical quality management, contracting, revenue cycle management, regulatory compliance, financial management and operations. The strength of our center teams is evident in a patient satisfaction rating that exceeds 99%.

- Our strong financial position is a competitive advantage in today's credit constrained markets. As in many previous years, we expect our cash flow from operations for 2008 to fund the great majority of our planned capital expenditures of approximately $100 million for the year. We maintain a strong, flexible balance sheet to fund additional opportunities that may arise, as they did in 2007. With approximately $100 million available under our revolving credit facility at the end of 2007, we are confident of our ability to fund our anticipated growth for 2008.


Continuing Centers
At Year End
102
117
141
152
176
2003
2004
2005
2006
2007

Key Strategic Opportunities – Based on the compelling dynamics of the ASC industry and an array of competitive strengths that support our leading market position, we are confident of AmSurg's prospects for significant long-term profitable growth. To enhance these prospects and strengthen our differentiated competitive position even further, we are focused on three key strategic opportunities.

First, we are expanding our development efforts, primarily by diversifying beyond our traditional single-specialty, single-center target. Among our opportunities, we are targeting the $5 billion to $8 billion market for multi-specialty ASCs. We operated 17 multi-specialty centers as of the end of 2007, and we are building a significant pipeline of potential transactions. We are also evaluating opportunities in the pool of small local and regional single and multi-specialty ASC chains. While we have acquired small chains historically and integrated them successfully into our operations, the preponderance of our focus has been primarily on individual centers.

In addition to these efforts, we continue to expect individual centers will provide AmSurg an outstanding source of future acquisitions. Furthermore, we will continue our de novo center development efforts, although we do not expect to target more than one to three de novo centers annually. We also see a significant development opportunity in strengthening center networks in key markets with concentrations of centers. We have centers supporting several of these networks currently, which are typically comprised of large practices or groups, and they have been a source for multiple new centers after the initial development.

Our second key strategic opportunity is to strengthen our ability to produce sustainable same-center revenue growth. To achieve this goal, we have launched a number of initiatives to build our brand equity with our physician partners and truly become their strategic partner of choice. To insure that we understand the concerns of our physician partners and benefit from their insights, we are creating a Physician Leadership Board that will provide ongoing input and leadership to senior management regarding our strategic initiatives. To enhance our partners' market share, we are working with them to drive de novo expansion in key markets for center networks. In addition, we are developing a robust web-based marketing strategy to leverage our extensive network of centers. We are also focused on reducing the variation in marketing strategies employed by individual centers in favor of pollinating best practices for center-specific marketing programs across the network.

We recently announced a strategic alliance with NextGen to develop during 2008 a customized, integrated IT solution for deployment to our physician partners. This enterprise-wide system will enable our partners to standardize their processes through application of best practices and to benefit from the data-mining capabilities the system will provide the Company. This data-mining initiative will leverage our scale and leadership in our core specialties by using the high quality data inherent in our operations to advance industry wide best practices. In one recent example, we and various independent experts conducted a study of an endoscopy procedure in which we quickly produced and analyzed data on 15,000 cases, which is now being prepared for publication. By combining our ability to mine data at this scale with the insights and expertise of our physician partners, we are building a resource that will further differentiate AmSurg in the industry.

AmSurg's third key strategic opportunity lies in taking advantage of the size of our operations to drive both greater economies of scale and increased operating efficiencies across our center network. In addition to benefiting our physician partners, our NextGen alliance for the development of an integrated IT solution and other IT initiatives are expected to enhance and standardize our IT infrastructure, leading to improved workflow, enhanced remote computing capabilities and stronger internal collaboration and communication. We also plan to use technology to leverage our size through a new initiative to improve supply cost controls, expand our purchasing power and increase our inventory management capabilities.

We further seek to benefit from scale and increased efficiency by focusing and incentivizing the AmSurg team to engage this opportunity aggressively. In this regard we reorganized our operations effective January 1st, reducing our divisions from six to four. Furthermore we have created a matrix organization and named four matrix vice presidents for financial operations, clinical operations, revenue management and strategy and marketing. We are complementing these changes by a transition to a more formal goal-setting and performance management system. By improving our operational benchmarking capability and tightly aligning compensation with individual performance, we expect to drive new levels of performance, communications and accountability, while also improving employee engagement and satisfaction.

SUMMARY PRIORITIES – As this letter describes, AmSurg does not lack compelling growth opportunities or the talent and innovation to leverage these opportunities into long-term profitable growth and increased shareholder value. Within this period of excitement and anticipation, our first priority is to continue executing on our proven business model of managing and expanding our core single-specialty ASC business. We also have a clear window of opportunity to exploit our position in the acquisition market, including the multi-specialty ASC market, and to drive additional value from the strength of our presence in our core specialties. These priorities are matched by our company-wide focus on leveraging our scale into increased economies and operating efficiencies.

A final priority, and perhaps the key to meeting and exceeding our long-term objectives, is to build upon the great relationships and reputation that AmSurg has created with its physician partners to drive a truly physician-centric culture within our Company. In addition to providing our physician partners with the tools, the support and the service they need to expand their market share, we must listen to, understand and act on their ideas about how we can improve our value to them. Our physician partners are indispensable to our success in the short, intermediate and long term. In consistently earning our position as their partner of choice, we will secure the long-term profitable growth of AmSurg.

In closing we wish to thank our approximately 1,500 physician partners and affiliates, as well as our nearly 3,700 employees, who together provided hundreds of thousands of patients access to high quality care during 2007. AmSurg has grown to be the ASC market leader through their skill, commitment and professionalism. We, in turn, are fully committed to enabling them to continuously improve their ability to provide this care by capitalizing on our strengths as the market leader. In accomplishing these objectives, we are confident we will also be creating additional shareholder value. Thank you for your investment in AmSurg.

Sincerely,



Christopher A. Holden
President and Chief Executive Officer

Selected Financial Data

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Consolidated Statement of Earnings Data:					
Revenues	$531,085	$455,869	$378,451	$317,943	$269,909
Operating expenses	345,020	295,083	239,286	195,905	168,100
Operating income	186,065	160,786	139,165	122,038	101,809
Minority interest	105,003	92,001	76,898	66,591	56,206
Interest and other expenses	9,777	7,665	4,121	1,945	1,429
Earnings from continuing operations before income taxes	71,285	61,120	58,146	53,502	44,174
Income tax expense	27,734	23,733	22,794	21,169	17,670
Net earnings from continuing operations	43,551	37,387	35,352	32,333	26,504
Earnings from operations of discontinued interests in surgery centers, net of income tax	294	815	785	1,775	3,622
Gain (loss) on disposal of discontinued interests in surgery centers, net of income tax	330	(463)	(986)	5,598	–
Net earnings	$ 44,175	$ 37,739	$ 35,151	$ 39,706	$ 30,126
Basic earnings per common share:					
Net earnings from continuing operations	$ 1.42	$ 1.25	$ 1.20	$ 1.08	$ 0.88
Net earnings	$ 1.44	$ 1.27	$ 1.19	$ 1.33	$ 1.00
Diluted earnings per common share:					
Net earnings from continuing operations	$ 1.40	$ 1.23	$ 1.17	$ 1.06	$ 0.86
Net earnings	$ 1.42	$ 1.24	$ 1.17	$ 1.30	$ 0.98
Weighted average number of shares and share equivalents outstanding (in thousands):					
Basic	30,619	29,822	29,573	29,895	30,139
Diluted	31,102	30,398	30,147	30,507	30,666
Operating and Other Financial Data:					
Continuing centers at end of year	176	152	141	117	102
Procedures performed during year	980,858	838,514	719,890	589,915	505,907
Same-center revenue increase	4%	5%	3%	4%	7%
Cash flows provided by operating activities	$ 79,371	$ 72,021	$ 63,421	$ 55,452	$ 48,095
Cash flows used in investing activities	(179,368)	(71,794)	(83,308)	(61,660)	(48,384)
Cash flows provided by (used in) financing activities	109,867	(640)	25,391	6,942	1,227

	At December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 29,953	$ 20,083	$ 20,496	$ 14,992	$ 14,258
Working capital	83,792	66,591	61,072	56,302	46,009
Total assets	781,634	590,032	527,816	425,155	356,189
Long-term debt and other long-term liabilities	232,223	127,821	125,712	88,160	53,137
Minority interest	62,006	52,341	47,271	39,710	36,796
Shareholders' equity	411,225	343,108	294,618	254,149	232,898

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains certain forward-looking statements (all statements other than statements with respect to historical fact) within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve known and unknown risks and uncertainties including, without limitation, those described below, some of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Actual results could differ materially and adversely from those contemplated by any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements in this discussion to reflect events and circumstances occurring after the date hereof or to reflect unanticipated events. Forward-looking statements and our liquidity, financial condition and results of operations may be affected by the following or by other unknown risks and uncertainties:

- the risk that payments from third-party payors, including government healthcare programs, may decrease or not increase as costs increase;
- our ability to maintain favorable relations with our physician partners;
- our ability to acquire and develop additional surgery centers on favorable terms;
- our ability to grow revenues by increasing procedure volume while maintaining our operating margins and profitability at our existing centers;
- our ability to manage the growth in our business;
- our ability to obtain sufficient capital resources to complete acquisitions and develop new surgery centers;
- our ability to compete for physician partners, managed care contracts, patients and strategic relationships;
- risks associated with weather and other factors that may affect our surgery centers located in Florida;
- risks associated with judicial, regulatory and legislative developments in New Jersey;
- our failure to comply with applicable laws and regulations;
- the risk of changes in legislation, regulations or regulatory interpretations that may negatively affect us;
- the risk of becoming subject to federal and state investigation;
- the risk of regulatory changes that may obligate us to buy out interests of physicians who are minority owners of our surgery centers;
- risks associated with our status as a general partner of limited partnerships;
- our legal responsibility to minority owners of our surgery centers, which may conflict with our interests and prevent us from acting solely in our best interests;
- risks associated with the write-off of the impaired portion of intangible assets; and
- risks associated with the tax deductibility of goodwill.

Overview

We develop, acquire and operate ambulatory surgery centers, or ASCs, in partnership with physicians. As of December 31, 2007, we owned a majority interest (51% or greater) in 176 surgery centers. We acquired a majority interest in two additional ASCs effective as of January 1, 2008. See "– Liquidity and Capital Resources." The following table presents the changes in the number of surgery centers in operation, under development and under letter of intent for the years ended December 31, 2007, 2006 and 2005. A center is deemed to be under development when a limited partnership or limited liability company has been formed with the physician partners to develop the center.

	2007	2006	2005
Centers in operation, beginning of the year	156	149	128
New center acquisitions placed in operation	21	8	17
New development centers placed in operation	3	3	7
Centers disposed	(4)	(4)	(3)
Centers in operation, end of the year	176	156	149
Centers under development, end of the year	2	5	5
Development centers awaiting regulatory approval, end of year	1	–	3
Average number of continuing centers in operation, during year	164	146	128
Centers under letter of intent, end of year	4	10	–

Of the continuing surgery centers in operation at December 31, 2007, 123 centers performed gastrointestinal endoscopy procedures, 36 centers performed ophthalmology surgery procedures, 12 centers performed procedures in multiple specialties and five centers performed orthopedic procedures. We intend to expand primarily through the acquisition and development of additional ASCs in targeted surgical specialties and through future same-center growth. Our growth targets for 2008 include the acquisition or development of 15 to 17 surgery centers (including the two surgery centers acquired effective as of January 1, 2008) and the achievement of annual same-center revenue growth of 3% to 4%.

While we generally own 51% of the entities that own the surgery centers, our consolidated statements of earnings include 100% of the results of operations of the entities, reduced by the minority partners' share of the net earnings or loss of the surgery center entities. The other partner or member in each limited partnership or limited liability company is generally an entity owned by physicians who perform procedures at the center.

Sources of Revenues

Substantially all of our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers. This fee varies depending on the procedure, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications and, in limited instances, billing for anesthesia services. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians, which are billed directly by the physicians. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for services rendered to patients. The amount of payment a surgery center receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including changes to the Medicare and Medicaid payment systems and the cost containment and utilization decisions of third-party payors. We derived approximately 34%, 35% and 35% of our revenues in the years ended December 31, 2007, 2006 and 2005, respectively, from governmental healthcare programs, primarily Medicare, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules.

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005, which includes a provision that limits Medicare reimbursement for certain procedures performed at ASCs to the amounts paid to hospital outpatient departments under the Medicare hospital outpatient department fee schedule for those procedures beginning in 2007. This act negatively impacted the reimbursement of after-cataract laser surgery procedures performed at our ophthalmology centers, the result of which was an approximate $0.03 reduction in our net earnings per diluted share for the 2007 fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

On July 16, 2007, the Centers for Medicare and Medicaid Services, or CMS, announced revisions to the payment system for services provided in ASCs. The key points of the revised payment system as it relates to us are:

- ASCs will be paid based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective payment system;
- a scheduled phase in of the revised rates over four years, beginning January 1, 2008; and
- an annual increase in the ASC rates beginning in 2010 based on the consumer price index.

The revised payment system has resulted in a significant reduction in the reimbursement rates for gastroenterology procedures, which comprise approximately 75% of the procedures performed by our surgery centers, and certain ophthalmology and pain procedures. Based on our 2007 procedure mix, payor mix and volume, we estimate the revised payment system will reduce our net earnings per diluted share in 2008 and 2009 by approximately $0.05. After 2009, we believe the impact of the revised payment system on us will be nominal.

Critical Accounting Policies

Our accounting policies are described in note 1 of our consolidated financial statements. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation. The consolidated financial statements include the accounts of AmSurg and our subsidiaries and the majority owned limited partnerships and limited liability companies in which our wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and limited liability companies is necessary, as our wholly owned subsidiaries have 51% or more of the financial interest of each entity, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnership or limited liability company and have control of the entity. The responsibilities of our minority partners are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt that they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated.

Surgery center profits are allocated to our minority partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The minority partners of our surgery center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each minority partner shares in the pre-tax earnings of the surgery center in which it holds minority ownership. Accordingly, the minority interest in each of our limited partnerships and limited liability companies is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which we must determine our tax expense. In addition, distributions from our limited partnerships and limited liability companies are made both to our subsidiary general partners and majority members and to our minority partners on a pre-tax basis.

As described above, we are a holding company and our ability to service corporate debt is dependent upon distributions from our limited partnerships and limited liability companies. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our subsidiary general partners and majority members as well as to our minority partners, which we are obligated to make on a monthly basis in accordance with each limited partnership's and limited liability company's partnership or operating agreement. Accordingly, distributions to our minority partners are included in our financial statements as a component of our cash flows from operating activities.

We operate in one reportable business segment, the ownership and operation of ASCs.

Revenue Recognition. Center revenues consist of billing for the use of the centers' facilities, or facility fees, directly to the patient or third-party payor, and in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from third-party payors. These estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2007, 2006 and 2005, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At December 31, 2007 and 2006, net accounts receivable reflected allowances for contractual adjustments of $79.9 million and $63.7 million, respectively, and allowances for bad debt expense of $8.3 million and $6.6 million, respectively. The increase in our contractual allowance is primarily related to allowances established for new centers acquired during 2007. At December 31, 2007 and 2006, we had 38 and 40 days, respectively, outstanding reflected in our gross accounts receivable.

Purchase Price Allocation. We allocate the respective purchase price of our acquisitions in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, *"Business Combinations."* The allocation of purchase price involves first determining the fair value of net tangible and identifiable intangible assets acquired. Secondly, the excess amount of purchase price is to be allocated to unidentifiable intangible assets (goodwill). A significant portion of each surgery center's purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value that could be attributable to separately identifiable intangible assets.

Goodwill. We apply the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which require that goodwill be evaluated for impairment at least on an annual basis. Impairment of carrying value will be evaluated more frequently if certain indicators are encountered. SFAS No. 142 requires that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required by SFAS No. 142 as of December 31, 2007, and have determined that it is not necessary to recognize impairment in our goodwill.

Results of Operations

Our revenues are directly related to the number of procedures performed at our surgery centers. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at any existing center may result from additional contracts entered into with third-party payors, increased market share of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers that contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers within a limited partnership or limited liability company. Our 2007 same-center group, comprised of 144 centers, had revenue growth of 4%. Our same-center group in 2008 will be comprised of 159 centers, which constitutes approximately 90% of our total number of centers. We expect our same-center revenue growth to be 3% to 4% in 2008.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Surgery center profits are allocated to our minority partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The minority partners of our surgery center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each minority partner shares in the pre-tax earnings of the surgery center of which it is a minority partner. Accordingly, the minority interest in each of our surgery center limited partnerships and limited liability companies is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which we must determine our tax expense.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases.

We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

The following table shows certain statement of earnings items expressed as a percentage of revenues for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries and benefits	29.3	29.7	28.4
Supply cost	11.5	11.5	11.1
Other operating expenses	20.5	19.8	19.8
Depreciation and amortization	3.7	3.7	3.9
Total operating expenses	65.0	64.7	63.2
Operating income	35.0	35.3	36.8
Minority interest	19.8	20.2	20.3
Interest expense, net of interest income	1.8	1.7	1.1
Earnings from continuing operations before income taxes	13.4	13.4	15.4
Income tax expense	5.2	5.2	6.0
Net earnings from continuing operations	8.2	8.2	9.4
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax	–	0.1	0.2
Gain (loss) on sale of discontinued interests in surgery centers, net of income tax	0.1	–	(0.3)
Net earnings (loss) from discontinued operations	0.1	0.1	(0.1)
Net earnings	8.3%	8.3%	9.3%

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues increased $75.2 million, or 16%, to $531.1 million in 2007 from $455.9 million in 2006. Our 2007 revenues were impacted by an approximately $3.0 million reduction in revenue due to the Medicare reimbursement cuts stemming from the Deficit Reduction Act of 2005 (see "– Sources of Revenues"). Our procedures increased by 142,344, or 17%, to 980,858 in 2007 from 838,514 in 2006. The additional revenues resulted primarily from:

- centers acquired and opened in 2007, which generated $40.8 million in revenues;
- $19.4 million of revenue growth recognized by our 2007 same-center group, reflecting a 4% increase, primarily as a result of procedure growth; and
- centers acquired or opened in 2006, which contributed $14.8 million of additional revenues due to having a full period of operations in 2007.

Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers due to increased volume, resulted in an 18% increase in salaries and benefits at our surgery centers in 2007. We experienced a 2% increase in salaries and benefits at our corporate offices during 2007 over 2006. The increase in corporate office salaries and benefits was primarily due to additional corporate staff needed to manage our additional centers in operation during 2007, net of lower bonus expense in 2007 versus 2006. Salaries and benefits increased in total by 15% to $155.6 million in 2007 from $135.5 million in 2006. Salaries and benefits as a percentage of revenues decreased in 2007 compared to 2006 due in part to the change from incremental, annual vesting of stock-based awards to cliff vesting of stock-based awards four years following the date of grant.

Supply cost was $61.1 million in 2007, an increase of $8.6 million, or 16%, over supply cost in 2006. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure in 2007 was consistent with that experienced in 2006.

Other operating expenses increased $18.7 million, or 21%, to $108.8 million in 2007 from $90.1 million in 2006. The additional expense in the 2007 period resulted primarily from:

- centers acquired and opened during 2007, which resulted in an increase of $7.5 million in other operating expenses;
- an increase of $7.0 million in other operating expenses at our 2007 same-center group resulting primarily from additional procedure volume, general inflationary cost increases as well as a $1.3 million impairment charge and property loss incurred at a center that will be relocating its facility during 2008; and
- centers acquired or opened during 2006, which resulted in an increase of $2.2 million in other operating expenses.

Depreciation and amortization expense increased $2.4 million, or 14%, in 2007 from 2006, primarily as a result of centers acquired since 2006 and the newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

We anticipate further increases in operating expenses in 2008, primarily due to additional acquired centers and additional start-up centers expected to be placed in operation. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. At December 31, 2007, we had two centers under development and four centers that had been open for less than one year.

Minority interest in earnings from continuing operations before income taxes in 2007 increased $13.0 million, or 14%, from 2006, primarily as a result of minority partners' interest in earnings at surgery centers recently added to operations. As a percentage of revenues, minority interest decreased to 19.8% in 2007 from 20.2% in 2006, as a result of our minority partners sharing in reduced center profit margins caused by lower same-center revenue growth.

Interest expense increased $2.1 million in 2007, or 28%, from 2006, primarily due to additional long-term debt outstanding during 2007 resulting from our acquisition activities. See "– Liquidity and Capital Resources."

We recognized income tax expense from continuing operations of $27.7 million in 2007 compared to $23.7 million in 2006. Our effective tax rate in 2007 and 2006 was 38.9% and 38.8%, respectively, of earnings from continuing operations before income taxes, and differed from the federal statutory income tax rate of 35.0%, primarily due to the impact of state income taxes. Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109*", or FIN No. 48, and recorded a cumulative reduction to beginning retained earnings of $634,000. In addition, during 2007, we incurred additional income tax expense of $224,000 related to FIN No. 48. In addition, we recognized an additional tax benefit of approximately $400,000 in 2007 associated with the recognition of a capital loss carryforward. During 2008, we anticipate that our effective tax rate will be approximately 39.5% of earnings from continuing operations before income taxes. Because we deduct goodwill amortization for tax purposes only, our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2007, we sold our interests in three surgery centers and closed a surgery center, following management's assessment of limited growth opportunities at these centers. In 2006, we sold our interests in four surgery centers. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax gain for the disposition of discontinued interests in surgery centers of $330,000 during 2007 and an after tax loss for the disposition of discontinued interests in surgery centers of $463,000 for 2006. The net earnings derived from the operations of the discontinued surgery centers were $294,000 and $815,000 during 2007 and 2006, respectively.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues increased $77.4 million, or 20%, to $455.9 million in 2006 from $378.5 million in 2005. The additional revenues resulted primarily from:

- centers acquired or opened in 2005, which contributed $38.2 million of additional revenues due to having a full period of operations in 2006;
- centers acquired and opened in 2006, which generated $20.5 million in revenues; and
- $18.7 million of revenue growth by the centers in our 2006 same-center group, reflecting a 5% increase, primarily as a result of procedure growth.

Our procedures increased by 118,624, or 16%, to 838,514 in 2006 from 719,890 in 2005. The difference between our revenue growth and our procedure growth was primarily the result of an increase in our average revenue per procedure because of the increase in the number of orthopedic, eye and multi-specialty centers in operation in 2006 and a change in the mix of procedures in our same-center group.

Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers due to increased volume, resulted in a 22% increase in salaries and benefits at our surgery centers in 2006. We experienced a 60% increase in salaries and benefits at our corporate offices during 2006 over 2005. The increase in corporate office salaries and benefits was primarily due to share-based compensation expense of approximately $7.0 million related to the adoption of SFAS, No. 123R, "*Share-Based Payment (Revised 2004)*," effective January 1, 2006, increased employee incentive compensation expense for our corporate employees and expense associated with additional corporate employees needed to manage our additional centers in operation during 2006. Salaries and benefits increased in total by 26% to $135.5 million in 2006 from $107.6 million in 2005. Salaries and benefits as a percentage of revenues increased in 2006 over 2005 due to the impact of share-based compensation expense.

Supply cost was $52.4 million in 2006, an increase of $10.6 million, or 25%, over supply cost in 2005. This increase was primarily the result of additional procedure volume. In addition, our average supply cost per procedure increased to $63 in 2006 from $58 in 2005. During 2006, certain surgery centers performed cataract procedures that included a reimbursable presbyopia correcting lens, which has a higher cost and increased our average cost per procedure during 2006 as compared to 2005, during which these types of cataract procedures were not performed. In addition, the increase in the number of orthopedic and multi-specialty centers in operation since 2005 resulted in an increase in supply cost per procedure due to the higher supply cost incurred at these types of centers.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

Other operating expenses increased $15.2 million, or 20%, to $90.1 million in 2006 from 2005. The additional expense in the 2006 period resulted primarily from:

- centers acquired or opened during 2005, which resulted in an increase of $7.6 million in other operating expenses;
- an increase of $3.8 million in other operating expenses from our 2006 same-center group resulting primarily from additional procedure volume and general inflationary cost increases; and
- centers acquired or opened during 2006, which resulted in an increase of $3.8 million in other operating expenses.

Depreciation and amortization expense increased $2.1 million, or 14%, in 2006 from 2005, primarily as a result of centers acquired since 2005 and the newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

Minority interest in earnings from continuing operations before income taxes in 2006 increased $15.1 million, or 20%, from 2005, primarily as a result of minority partners' interest in earnings at surgery centers recently added to operations. As a percentage of revenues, minority interest remained reasonably consistent between the 2006 and 2005 periods.

Interest expense increased $3.5 million in 2006, or 86%, from 2005, primarily due to additional long-term debt outstanding during 2006 resulting from acquisition activity, as well as an increase in interest rates. See "– Liquidity and Capital Resources."

We recognized income tax expense from continuing operations of $23.7 million in 2006 compared to $22.8 million in 2005. Our effective tax rate in 2006 and 2005 was 38.8% and 39.2%, respectively, of earnings from continuing operations before income taxes, and differed from the federal statutory income tax rate of 35%, primarily due to the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, approximately 20% of our overall income tax expense is deferred, which results in a continuing increase in our deferred tax liability, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers. While we continue to recognize this increase in deferred tax liability, beginning in 2006 deferred tax assets established as a result of expensing share-based compensation began to reduce the overall net increase in deferred taxes and net deferred tax liabilities.

During 2006, we sold our interests in four surgery centers. In 2005, we sold our interests in two surgery centers, and one center was rendered non-operational by Hurricane Katrina and was abandoned. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax loss for the disposition of discontinued interests in surgery centers of $463,000 and $986,000 during 2006 and 2005, respectively. The net earnings derived from the operations of the discontinued surgery centers were $815,000 and $785,000 during 2006 and 2005, respectively.

Liquidity and Capital Resources

At December 31, 2007, we had working capital of $83.8 million compared to $66.6 million at December 31, 2006. Operating activities for 2007 generated $79.4 million in cash flow from operations compared to $72.0 million in 2006. The increase in operating cash flow activity resulted primarily from higher net earnings in 2007. Cash and cash equivalents at December 31, 2007 and 2006 were $30.0 million and $20.1 million, respectively.

The principal source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our surgery centers bills for services as delivered, either electronically or in paper form, usually within several days following the delivery of the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures. If amounts remain uncollected after 60 days, our surgery centers proceed with a series of late-notice notifications until amounts are either collected, contractually written off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for allowance for bad debt expense (see " – Critical Accounting Policies - *Allowance for Contractual Adjustments and Bad Debt Expense*"). The amount of actual write-offs of account balances for each of our surgery centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At December 31, 2007 and 2006, our accounts receivable represented 38 and 40 days of revenue outstanding, respectively.

During 2007, we had total capital expenditures of $188.2 million, which included:

- $162.8 million for acquisitions of interests in ASCs;
- $18.5 million for new or replacement property at existing surgery centers, including $746,000 in new capital leases; and
- $6.9 million for surgery centers under development.

Our cash flow from operations was approximately 42% of our cash payments for capital expenditures, and we received approximately $480,000 from capital contributions of our minority partners to fund their proportionate share of development activity. Borrowings under long-term debt were used to fund the remaining portion of our obligations. At December 31, 2007, we had unfunded construction and equipment purchase commitments for centers under development or under renovation of approximately $2.5 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by minority partners.

During 2007, we received approximately $5.4 million from the sale of our interests in three surgery centers. During 2007, notes receivable decreased by $2.6 million, primarily due to payments on a note receivable related to the sale of a surgery center in 2004. The note is secured by a pledge of a 51% ownership interest in the center, is guaranteed by the physician partners at the center and is due in installments through 2009. The balance of this note at December 31, 2007 was $4.2 million.

During 2007, we had net borrowings on long-term debt of $88.6 million, and at December 31, 2007, we had $201.0 million outstanding under our revolving credit facility. In October 2007, we amended our credit facility to permit us to borrow up to $300 million to, among other things, finance our acquisition and development projects and any future stock repurchase programs at a rate equal to, at our option, the prime rate, LIBOR plus 0.50% to 1.50% or a combination thereof. The loan agreement provides for a fee of 0.15% to 0.30% of unused commitments, prohibits the payment of dividends and contains covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. We were in compliance with all covenants at December 31, 2007. Borrowings under the revolving credit facility are due in July 2011 and are secured primarily by a pledge of the stock of our subsidiaries that serve as the general partners of our limited partnerships and our partnership and membership interests in the limited partnerships and limited liability companies. We incurred approximately $200,000 in deferred financing fees during 2007, primarily associated with the amendment to our credit facility.

During 2007, we received approximately $17.7 million from the exercise of options and issuance of common stock under our employee stock option plans. The tax benefit received from the exercise of those options was approximately $3.3 million.

At December 31, 2007, we had contingent purchase price obligations of $1.7 million primarily relating to six of our 2007 and 2006 acquisitions dependent upon final rulemaking by CMS related to the revisions to the ASC payment system effective January 1, 2008 (see "– Sources of Revenues"). Such amounts were included in other long-term liabilities at December 31, 2007, and were paid in 2008 through the use of long-term borrowings under our credit facility.

Subsequent to December 31, 2007, through one wholly owned subsidiary and in two separate transactions, we acquired majority interests in two ASCs for an aggregate purchase price of approximately $7.9 million, which was funded by borrowings under our credit facility.

The following schedule summarizes all of our contractual obligations by period as of December 31, 2007 (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including interest (1)	$222,410	$ 4,817	$ 7,262	$206,065	$ 4,266
Capital lease obligations, including interest	4,237	2,172	1,521	544	–
Operating leases, including renewal option periods	360,015	26,835	53,097	51,265	228,818
Construction in progress commitments	2,542	2,542	–	–	–
Other long-term obligations (2)	1,715	1,715	–	–	–
Liability for unrecognized tax benefits	5,969	–	5,969	–	–
Total contractual cash obligations	$596,888	$38,081	$67,849	$257,874	$233,084

(1) Our long-term debt may increase based on future acquisition activity. We may use our operating cash flow to repay existing long-term debt under our credit facility prior to its maturity date.
(2) Other long-term obligations consist of purchase price commitments that were contingent upon certain events. These obligations were paid in 2008.

In addition, as of February 27, 2008, we had available under our revolving credit facility $106.5 million for acquisition borrowings.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing single ASCs, we may from time to time consider other acquisitions or strategic joint ventures involving other companies, multiple-center chains or networks of ASCs. Such acquisitions, joint ventures or other opportunities may require additional external financing. We cannot assure you that any required additional external financing will be available, or will be available on terms acceptable to us.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Upon adoption of FIN No. 48, we established a tax reserve of approximately $634,000 through a cumulative reduction to beginning retained earnings and added to the tax reserve through income tax expense approximately $224,000 in 2007.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 157 on our financial statements and note disclosures.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after

November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and note disclosures.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No 51."* SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of SFAS No. 160 is not expected to have a material effect on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*, which replaces SFAS No. 141, *Business Combinations*. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R will require an entity to record separately from the business combination the direct costs, where previously these costs were included in the total allocated cost of the acquisition. SFAS No. 141R will require an entity to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquired business at the acquisition date, at their fair values as of that date. This compares to the cost allocation method previously required by SFAS No. 141. SFAS No. 141R will require an entity to recognize as an asset or liability at fair value for certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, SFAS No. 141R will require an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. SFAS No. 141R will be effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption of this standard is not permitted and the standards are to be applied prospectively only. Upon adoption of this standard, there would be no impact to our results of operations and financial condition for acquisitions previously completed. Once adopted, we anticipate that the goodwill we record in connection with future acquisitions will be significantly greater than the goodwill we currently record under SFAS No. 141, and the amount of noncontrolling interest, or minority interest as it is currently referred to on our consolidated balance sheet, we record will correspondingly increase. The adoption of SFAS No. 141R is not expected to have a material effect on our results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed-rate and variable-rate debt to manage our exposures to changes in interest rates. Our debt instruments are primarily indexed to the prime rate or LIBOR. We entered into an interest rate swap agreement in April 2006 in which $50.0 million of the principal amount outstanding under the revolving credit facility will bear interest at a fixed-rate of 5.365% for the period from April 28, 2006 to April 28, 2011. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2007, a 100 basis point interest rate change would impact our pre-tax net income and cash flow by approximately $1,600,000 annually. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on our income or cash flows in 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

The table below provides information as of December 31, 2007 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates (in thousands, except percentage data):

	Years Ended December 31,							Fair Value at December 31,
	2008	2009	2010	2011	2012	Thereafter	Total	2007
Fixed rate	$4,649	$3,001	$2,306	$51,878	$1,521	$2,100	$65,455	$ 62,879
Average interest rate	7.1%	6.5%	6.5%	5.4%	6.1%	6.1%		
Variable rate	$1,132	$1,082	$859	$151,860	$559	$1,656	$157,148	$157,148
Average interest rate	6.2%	6.1%	6.1%	6.0%	6.4%	6.8%		

The difference in maturities of long-term obligations and overall increase in total borrowings from 2006 to 2007 principally resulted from our borrowings associated with acquisitions of surgery centers. The average interest rates on these borrowings at December 31, 2007 remained consistent as compared to December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AmSurg Corp.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *"Share Based Payment,"* effective January 1, 2006 and the provisions of Financial Accounting Standards Board Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109,"* effective January 1, 2007, which resulted in the Company changing the method in which it accounts for share-based compensation and uncertainties in income taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 27, 2008

AmSurg Corp.
Consolidated Balance Sheets
December 31, 2007 and 2006
(Dollars in thousands)

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 29,953	$ 20,083
Accounts receivable, net of allowance of $8,310 and $6,628, respectively	61,284	51,546
Supplies inventory	6,882	6,183
Deferred income taxes (note 8)	1,354	915
Prepaid and other current assets	18,509	15,276
Total current assets	117,982	94,003
Long-term receivables and other assets (note 2)	1,653	4,091
Property and equipment, net (notes 3, 5 and 6)	104,874	89,175
Intangible assets, net (notes 2 and 4)	557,125	402,763
Total assets	$781,634	$590,032
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt (note 5)	$ 5,781	$ 3,367
Accounts payable	12,703	11,098
Accrued salaries and benefits	12,415	11,534
Other accrued liabilities	2,291	1,413
Income taxes payable	1,000	–
Total current liabilities	34,190	27,412
Long-term debt (notes 2 and 5)	216,822	123,948
Deferred income taxes (note 8)	41,990	39,350
Other long-term liabilities (note 2 and note 8)	15,401	3,873
Commitments and contingencies (notes 2, 5, 6, 9 and 11)		
Minority interest	62,006	52,341
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding (note 7)	–	–
Shareholders' equity:		
Common stock, no par value 70,000,000 shares authorized, 31,202,629 and 29,933,932 shares outstanding, respectively (note 7)	172,536	143,077
Deferred compensation	(3,916)	–
Retained earnings, net of ($634) cumulative adjustment to beginning retained earnings on January 1, 2007 for change in accounting for uncertainty in income taxes	244,042	200,501
Accumulated other comprehensive loss, net of income taxes (note 5)	(1,437)	(470)
Total shareholders' equity	411,225	343,108
Total liabilities and shareholders' equity	$781,634	$590,032

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Earnings
Years Ended December 31, 2007, 2006 and 2005
(In thousands, except earnings per share)

	2007	2006	2005
Revenues	$531,085	$455,869	$378,451
Operating expenses:			
Salaries and benefits (note 9)	155,638	135,521	107,577
Supply cost	61,081	52,445	41,883
Other operating expenses (note 9)	108,808	90,066	74,886
Depreciation and amortization	19,493	17,051	14,940
Total operating expenses	345,020	295,083	239,286
Operating income	186,065	160,786	139,165
Minority interest	105,003	92,001	76,898
Interest expense, net of interest income of $535, $568 and $510, respectively	9,777	7,665	4,121
Earnings from continuing operations before income taxes	71,285	61,120	58,146
Income tax expense (note 8)	27,734	23,733	22,794
Net earnings from continuing operations	43,551	37,387	35,352
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	294	815	785
Gain (loss) on disposal of discontinued interests in surgery centers, net of income tax expense (benefit)	330	(463)	(986)
Net earnings (loss) from discontinued operations	624	352	(201)
Net earnings	$ 44,175	$ 37,739	$ 35,151
Basic earnings per common share (note 7):			
Net earnings from continuing operations	$ 1.42	$ 1.25	$ 1.20
Net earnings	$ 1.44	$ 1.27	$ 1.19
Diluted earnings per common share:			
Net earnings from continuing operations	$ 1.40	$ 1.23	$ 1.17
Net earnings	$ 1.42	$ 1.24	$ 1.17
Weighted average number of shares and share equivalents outstanding (note 7):			
Basic	30,619	29,822	29,573
Diluted	31,102	30,398	30,147

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2007, 2006 and 2005
(In thousands)

	Common Stock		Deferred	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Compensation	Earnings	Loss	Total
Balance at December 31, 2004	29,420	$126,538	$ –	$127,611	$ –	$254,149
Issuance of common stock	4	83	–	–	–	83
Stock options exercised	265	4,060	–	–	–	4,060
Tax benefit related to exercise of stock options	–	1,175	–	–	–	1,175
Net earnings and comprehensive income	–	–	–	35,151	–	35,151
Balance at December 31, 2005	29,689	131,856	–	162,762	–	294,618
Issuance of common stock	3	87	–	–	–	87
Stock options exercised	242	3,048	–	–	–	3,048
Share-based compensation	–	7,030	–	–	–	7,030
Tax benefit related to exercise of stock options	–	1,056	–	–	–	1,056
Comprehensive income:						
Net earnings	–	–	–	37,739	–	37,739
Loss on interest rate swap, net of income tax benefit	–	–	–	–	(470)	(470)
Total comprehensive income	–	–	–	–	–	37,269
Balance at December 31, 2006	29,934	143,077	–	200,501	(470)	343,108
Cumulative adjustment to beginning retained earnings on January 1, 2007	–	–	–	(634)	–	(634)
Issuance of restricted common stock	200	4,616	(4,616)	–	–	–
Deferred compensation amortization	–	–	576	–	–	576
Cancellation of restricted common stock	(5)	(124)	124	–	–	–
Stock options exercised	1,074	17,661	–	–	–	17,661
Share-based compensation	–	3,984	–	–	–	3,984
Tax benefit related to exercise of stock options	–	3,322	–	–	–	3,322
Comprehensive income:						
Net earnings	–	–	–	44,175	–	44,175
Loss on interest rate swap, net of income tax benefit	–	–	–	–	(967)	(967)
Total comprehensive income	–	–	–	–	–	43,208
Balance at December 31, 2007	31,203	$172,536	$(3,916)	$244,042	$(1,437)	$411,225

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net earnings	$ 44,175	$ 37,739	$ 35,151
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Minority interest	105,003	92,001	76,898
Distributions to minority partners	(103,545)	(90,668)	(75,639)
Depreciation and amortization	19,493	17,051	14,940
Net loss on sale and impairment of long-lived assets	724	92	1,621
Share-based compensation	4,560	7,030	–
Excess tax benefit from share-based compensation	(3,322)	(1,070)	–
Deferred income taxes	8,063	5,918	7,540
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:			
Accounts receivable, net	(2,300)	(1,939)	(4,460)
Supplies inventory	47	(391)	(438)
Prepaid and other current assets	(2,958)	(383)	1,284
Accounts payable	962	1,382	1,923
Accrued expenses and other liabilities	8,128	4,040	2,948
Other, net	341	1,219	1,653
Net cash flows provided by operating activities	79,371	72,021	63,421
Cash flows from investing activities:			
Acquisition of interest in surgery centers	(162,777)	(57,029)	(66,079)
Acquisition of property and equipment	(24,640)	(18,468)	(22,777)
Proceeds from sale of interests in surgery centers	5,433	1,076	2,400
Net repayment of long-term receivables	2,616	2,627	3,148
Net cash flows used in investing activities	(179,368)	(71,794)	(83,308)
Cash flows from financing activities:			
Proceeds from long-term borrowings	178,316	98,855	108,179
Repayment on long-term borrowings	(89,712)	(103,370)	(87,726)
Net proceeds from issuance of common stock	17,661	3,048	4,060
Proceeds from capital contributions by minority partners	480	177	1,322
Excess tax benefit from share-based compensation	3,322	1,070	–
Financing cost incurred	(200)	(420)	(444)
Net cash flows provided by (used in) financing activities	109,867	(640)	25,391
Net increase (decrease) in cash and cash equivalents	9,870	(413)	5,504
Cash and cash equivalents, beginning of year	20,083	20,496	14,992
Cash and cash equivalents, end of year	$ 29,953	$ 20,083	$ 20,496

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

AmSurg Corp. (the "Company"), through its wholly owned subsidiaries, owns majority interests, primarily 51%, in limited partnerships and limited liability companies ("LLCs") which own and operate ambulatory surgery centers ("centers"). The Company also has majority ownership interests in other limited partnerships and LLCs formed to develop additional centers. The consolidated financial statements include the accounts of the Company and its subsidiaries and the majority owned limited partnerships and LLCs in which the Company's wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and LLCs is necessary as the Company's wholly owned subsidiaries have 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs and have control of the entities. The responsibilities of the Company's minority partners (limited partners and minority members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt that they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and minority owners are referred to herein as partnerships and partners, respectively.

Surgery center profits are allocated to the Company's partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The partners of the Company's surgery center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the surgery center in which it is a partner. Accordingly, the minority interest in each of the Company's partnerships is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company's wholly owned subsidiaries and the partners on a pre-tax basis.

As described above, the Company is a holding company and its ability to service corporate debt is dependent upon distributions from its partnerships. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to the Company's wholly owned subsidiaries as well as to the partners, which the Company is obligated to make on a monthly basis in accordance with each partnership's partnership or operating agreement. Accordingly, distributions to the minority partners are included in the consolidated financial statements as a component of the Company's cash flows from operating activities.

The Company operates in one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. Supplies Inventory

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

d. Prepaid and Other Current Assets

At December 31, 2007, prepaid and other current assets were comprised of prepaid insurance expense of $2,714,000, other prepaid expenses of $2,730,000, current portion of notes receivable of $2,708,000, short-term investments of $4,198,000, other current receivables of $5,567,000 and other current assets of $592,000. At December 31, 2006, prepaid and other current assets were comprised of prepaid insurance expense of $2,643,000, prepaid other expenses of $2,385,000, income taxes receivable of $93,000, current portion of notes receivable of $2,761,000, short-term investments of $2,928,000, other current receivables of $3,807,000 and other current assets of $659,000.

e. Property and Equipment, net

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with existing leasehold improvements which might be impaired if a decision is made not to continue the use of the leased property. Depreciation for movable equipment is recognized over useful lives of three to ten years.

f. Intangible Assets

Goodwill

The Company applies the provision of Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* which requires that goodwill be evaluated for impairment at least on an annual basis; impairment of carrying value will be evaluated more frequently if certain indicators are encountered. SFAS No. 142 requires that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating, as well as one reportable, segment. For impairment testing purposes, the centers qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as required by SFAS No. 142 as of December 31, 2007, and determined that goodwill was not impaired.

Other Intangible Assets

Other intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete and customer agreements. Deferred finance costs and amortizable non-compete agreements and customer agreements are amortized over the term of the related debt as interest expense and the contractual term or estimated life (five to ten years) of the agreements as amortization expense, respectively.

g. Other Long-Term Liabilities

Other long-term liabilities is primarily comprised of tax-effected unrecognized benefits (see note 1(j)), negative fair value of interest rate swap and purchase price obligations.

h. Revenue Recognition

Center revenues consist of billing for the use of the centers' facilities (the "facility fee") directly to the patient or third-party payor and, in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid (see note 1(n)). During the years ended December 31, 2007, 2006 and 2005, the Company derived approximately 34%, 35% and 35%, respectively, of its revenues from Medicare and Medicaid. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

i. Operating Expenses

Substantially all of the Company's operating expenses relate to the cost of revenues and the delivery of care at the Company's surgery centers. Such costs primarily include the surgery centers' clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense of approximately $14,286,000, $11,418,000 and $9,033,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

j. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109,"* which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company adopted the provisions of FIN No. 48 on January 1, 2007. As of the adoption date, the Company had no unrecognized benefits that, if recognized, would affect its effective tax rate. Except for a cumulative adjustment in accordance with FIN No. 48, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. Approximately $1,101,000 of accrued interest was established as a FIN No. 48 liability on January 1, 2007 through a tax affected adjustment to beginning retained earnings of $634,000. Additionally, as of January 1, 2007, the Company reclassified approximately $4,868,000 from long-term deferred tax liability to other long-term liabilities to reflect the amount of its tax-effected unrecognized benefits.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2003.

k. Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of such common shares and dilutive share equivalents.

l. Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. Short-term investments are recorded at fair value of $4,200,000. The fair value of fixed-rate long-term debt, with a carrying value of $65,455,000, is $62,879,000 at December 31, 2007. Management believes that the carrying amounts of variable-rate long-term debt approximate market value, because it believes the terms of its borrowings approximate terms which it would incur currently.

m. Share-Based Compensation

Beginning January 1, 2006, the Company adopted SFAS No. 123R, *"Share-Based Payment (Revised 2004)."* This statement addresses the accounting for share-based payment transactions in which a company receives employee and non-employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS No. 123R eliminates the ability to account for share-based compensation using Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees,*" and generally requires that such transactions be accounted for using a fair value method. The Company adopted SFAS No. 123R using the modified prospective method, which does not require restatement of prior periods, and applies the Black-Scholes method of valuation in determining share-based compensation expense. Prior to 2006, the Company accounted for its stock option plans in accordance with the provisions of APB Opinion No. 25 and related interpretations. Under APB Opinion No. 25, compensation expense was recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 123R also requires companies to calculate an initial "pool" of excess tax benefits available at the adoption date to absorb any tax deficiencies that may be recognized under SFAS No. 123R. The pool includes the net excess tax benefits that would have been recognized if the company had adopted SFAS No. 123, *"Accounting for Stock-Based Compensation,"* for recognition purposes on its effective date. The Company elected to calculate the pool of excess tax benefits under the alternative transition method described in Financial Accounting Standards Board ("FASB") Staff Position No. FAS 123R-3, *"Transition Election to Accounting for Tax Effects of Share-Based Payment Awards."*

SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under APB Opinion No. 25 and related interpretations. This requirement reduced the Company's net operating cash flows and increased its financing cash flows by $3,322,000 and $1,070,000 for the years ended December 31, 2007 and 2006, respectively.

As part of its SFAS No. 123R adoption, the Company examined concentrations of holdings, its historical patterns of option exercises and forfeitures as well as forward-looking factors, in an effort to determine if there were any discernable employee populations. From this analysis, the Company identified three employee populations, consisting of senior executives, officers and all other recipients.

The expected volatility rate applied was estimated based on historical volatility. The expected term assumption applied is based on contractual terms, historical exercise and cancellation patterns and forward-looking factors where present for each population identified. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of the grant. The pre-vesting forfeiture rate is based on historical rates and forward-looking factors for each population identified. As required under SFAS No. 123R, the Company will adjust the estimated forfeiture rate to its actual experience. The Company is precluded from paying dividends under its credit facility, and therefore, there is no expected dividend yield.

n. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of allowances to establish are the historical trends of the centers' cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2007 and 2006 reflect allowances for contractual adjustments of $79,937,000 and $63,721,000, respectively, and allowance for bad debt expense of $8,310,000 and $6,628,000, respectively.

o. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for the Company beginning with the first quarter of 2008. The Company has not yet determined the impact of the adoption of SFAS No. 157 on its financial statements and note disclosures.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for the Company beginning with the first quarter of 2008. The Company has not yet determined the impact of the adoption of SFAS No. 159 on its financial statements and note disclosures.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No 51.*" SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of SFAS No. 160 is not expected to have a material effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, "*Business Combinations*", which replaces SFAS No. 141, "*Business Combinations.*" This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R will require an entity to record separately from the business combination the direct costs, where previously these costs were included in the total allocated cost of the acquisition. SFAS No. 141R will require an entity to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquired business at the acquisition date, at their fair values as of that date. This compares to the cost allocation method previously required by SFAS No. 141. SFAS No. 141R will require an entity to recognize as an asset or liability at fair value for certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, SFAS No. 141R will require an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. SFAS No. 141R will be effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption of this standard is not permitted and the standards are to be applied prospectively only. Upon adoption of this standard, there would be no impact to the Company's results of operations and financial condition for acquisitions previously completed. Once adopted, the Company anticipates that the goodwill recorded in connection with future acquisitions will be significantly greater than the goodwill currently recorded under SFAS No. 141, and the amount of noncontrolling interest, or minority interest as it is currently referred to on the Company's consolidated balance sheet, will correspondingly increase. The adoption of SFAS No. 141R is not expected to have a material effect on the Company's results of operations or cash flows.

p. Reclassifications and Restatements

Certain prior year amounts have been restated to reflect discontinued operations as further discussed in note 2(c).

2. Acquisitions and Dispositions

a. Acquisitions

The Company, through wholly owned subsidiaries and in separate transactions, acquired a majority interest in 21 and eight surgery centers during 2007 and 2006, respectively. Consideration paid for the acquired interests consisted of cash and purchase price obligations in 2007 and cash in 2006. Total acquisition price and cost in 2007 and 2006 was $162,777,000 and $57,029,000, respectively, of which the Company assigned $156,066,000 and $53,138,000, respectively, to goodwill and other non-amortizable intangible assets. The goodwill is expected to be fully deductible for tax purposes.

At December 31, 2007, the Company had contingent purchase price obligations of $1,715,000, primarily related to six of its 2007 and 2006 acquisitions dependent upon final rulemaking by The Centers for Medicare and Medicaid Services, or CMS, related to a change in the rate setting methodology, payment rates, payment policies and the list of covered surgical procedures for ambulatory surgery centers. In July 2007, CMS announced a final rule to be effective January 1, 2008. The Company funded the purchase price obligations in January and February 2008 through long-term borrowings under the Company's credit facility (see note 5). The purchase price obligations have been reflected as other long-term liabilities in the balance sheet.

b. Pro Forma Information

The unaudited consolidated pro forma results for the years ended December 31, 2007 and 2006, assuming all 2007 and 2006 acquisitions had been consummated on January 1, 2006, are as follows (in thousands, except per share data):

	2007	2006
Revenues	$581,100	$552,938
Net earnings from continuing operations	47,360	44,479
Net earnings	47,984	44,831
Net earnings from continuing operations per common share:		
Basic	$ 1.55	$ 1.49
Diluted	$ 1.52	$ 1.46
Net earnings per common share:		
Basic	$ 1.57	$ 1.50
Diluted	$ 1.54	$ 1.47
Weighted average number of shares and share equivalents:		
Basic	30,619	29,822
Diluted	31,102	30,398

c. Dispositions

During 2007, the Company sold its interest in three surgery centers and closed a center, recognizing a net after tax gain of $330,000. During 2006, the Company sold its interests in four surgery centers and recognized an after tax loss of $463,000. During 2005, the Company sold its interests in two surgery centers. In addition, one center was rendered non-operational by Hurricane Katrina in August 2005 and was abandoned. The Company recognized a combined after tax loss of $986,000 associated with these three centers, primarily attributable to the center affected by the hurricane. In the aggregate, the Company received $5,433,000 in cash associated with the 2007 transactions, $1,076,000 in cash and a secured note receivable of $108,000 associated with the 2006 transactions and $2,400,000 in cash associated with the 2005 transactions. The Company's disposition of its interests in the surgery centers in 2007, 2006, and 2005 as described above resulted from management's assessment of the limited growth opportunities at these centers.

The results of operations of the 11 centers have been classified as discontinued operations and prior periods have been restated. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	2007	2006	2005
Revenues	$6,362	$11,736	$15,673
Earnings before income taxes	574	1,333	1,290
Net earnings	294	815	785

3. Property and Equipment

Property and equipment at December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Land and improvements	$ 164	$ 450
Building and improvements	83,745	70,782
Movable equipment	115,944	100,000
Construction in progress	3,431	1,724
	203,284	172,956
Less accumulated depreciation	98,410	83,781
Property and equipment, net	$104,874	$ 89,175

The Company capitalized interest for continuing centers in the amount of $213,000, $222,000 and $144,000 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, the Company and its partnerships had unfunded construction and equipment purchases of approximately $2,542,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2007, 2006 and 2005 was $19,516,000, $17,315,000 and $15,635,000, respectively.

4. Intangible Assets

Amortizable intangible assets at December 31, 2007 and 2006 consisted of the following (in thousands):

	2007			2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$2,703	($1,738)	$ 965	$2,503	($1,503)	$1,000
Customer and non-compete agreements	3,180	(1,218)	1,962	1,000	(1,000)	–
Total amortizable intangible assets	$5,883	($2,956)	$2,927	$3,503	($2,503)	$1,000

Amortization of intangible assets for the years ended December 31, 2007, 2006 and 2005 was $453,000, $349,000 and $371,000, respectively. Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2007 is $493,000, $493,000, $492,000, $355,000, $220,000 and $874,000.

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Balance, beginning of year	$397,147	$347,424
Goodwill acquired during year	153,399	50,445
Goodwill disposed of during year	(3,631)	(722)
Balance, end of year	$546,915	$397,147

At December 31, 2007 and 2006, other non-amortizable intangible assets related to non-compete arrangements was $7,283,000 and $4,616,000, respectively.

5. Long-term Debt

Long-term debt at December 31, 2007 and 2006 was comprised of the following (in thousands):

	2007	2006
$300 million credit agreement at prime, or LIBOR plus 0.50% to 1.50%, or a combination thereof (average rate of 5.77% at December 31, 2007), due July 2011	$201,000	$114,000
Other debt at an average rate of 6.17%, due through 2023	17,786	11,888
Capitalized lease arrangements at an average rate of 8.08%, due through 2012 (see note 6)	3,817	1,427
	222,603	127,315
Less current portion	5,781	3,367
Long-term debt	$216,822	$123,948

The Company's revolving credit facility, as amended on October 29, 2007, permits the Company to borrow up to $300,000,000 to, among other things, finance its acquisition and development projects and any future stock repurchase programs at an interest rate equal to, at the Company's option, the prime rate, or LIBOR plus 0.50% to 1.50%, or a combination thereof; provides for a fee of 0.15% to 0.30% of unused commitments; prohibits the payment of dividends; and contains certain covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. Borrowings under the revolving credit facility mature in July 2011. At December 31, 2007, the Company had $201,000,000 outstanding under its revolving credit facility and was in compliance with all covenants.

Certain partnerships included in the Company's consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $38,794,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

Principal payments required on long-term debt in the five years and thereafter subsequent to December 31, 2007 are $5,781,000, $4,083,000, $3,165,000, $203,738,000, $2,080,000 and $3,756,000.

The Company entered into an interest rate swap agreement in April 2006, the objective of which is to hedge exposure to the variability of the future expected cash flows attributable to the variable interest rate of a portion of the Company's outstanding balance under its revolving credit facility. The interest rate swap has a notional amount of $50,000,000. The Company pays to the counterparty a fixed-rate of 5.365% of the notional amount of the interest rate swap and receives a floating rate from the counterparty based on LIBOR. The interest rate swap matures in April 2011. In the opinion of management and as permitted by SFAS No. 133, *"Accounting for Derivative Investments and Hedging Activities,"* the interest rate swap (as a cash flow hedge) is a fully effective hedge. Payments or receipts of cash under the interest rate swap are shown as a part of operating cash flow, consistent with the interest expense incurred pursuant to the credit facility. The swap had a negative fair value of $2,364,000 and is included as part of other long-term liabilities. The value of the swap represents the estimated amount the Company would have paid as of December 31, 2007 upon termination of the agreement based on a valuation obtained from the financial institution that is the counterparty to the interest rate swap agreement. The fair value of the interest rate swap decreased by $967,000 and $470,000, net of income taxes, for the years ended December 31, 2007 and 2006, respectively, and accordingly, accumulated other comprehensive loss, net of income taxes, was $1,437,000 and $470,000 at December 31, 2007 and 2006, respectively.

6. Leases

The Company has entered into various building and equipment operating leases and equipment capital leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2027. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2008 were as follows (in thousands):

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
2008	$2,172	$ 26,835
2009	921	26,884
2010	600	26,213
2011	389	25,875
2012	155	25,390
Thereafter	–	228,818
Total minimum rentals	4,237	$360,015
Less amounts representing interest at rates ranging from 4.5% to 12.3%	420	
Capital lease obligations	$3,817	

At December 31, 2007, equipment with a cost of approximately $4,958,000 and accumulated depreciation of approximately $1,024,000 was held under capital lease. The Company and the partners in the partnerships have guaranteed payment of certain of these leases. Rental expense for operating leases for the years ended December 31, 2007, 2006 and 2005 was approximately $28,003,000, $24,173,000 and $20,402,000, respectively (see note 9).

7. Shareholders' Equity

a. Shareholder Rights Plan

In 1999, the Company's Board of Directors adopted a shareholder rights plan and declared a distribution of one stock purchase right for each outstanding share of the Company's common stock to shareholders of record on December 16, 1999 and for each share of common stock issued thereafter. Each right initially entitles its holder to purchase one one-hundredth of a share of Series C Junior Participating Preferred Stock, at $48, subject to adjustment. With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 20% or more of the Company's outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions triggered the exercisability of the rights), under specified circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights. The rights expire on December 2, 2009.

b. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2007:			
Net earnings from continuing operations per share (basic):	$43,551	30,619	$1.42
Effect of dilutive securities options	–	483	
Net earnings from continuing operations (diluted)	$43,551	31,102	$1.40
Net earnings per common share (basic):	$44,175	30,619	$1.44
Effect of dilutive securities options	–	483	
Net earnings per common share (diluted)	$44,175	31,102	$1.42
For the year ended December 31, 2006:			
Net earnings from continuing operations per share (basic):	$37,387	29,822	$1.25
Effect of dilutive securities options	–	576	
Net earnings from continuing operations (diluted)	$37,387	30,398	$1.23
Net earnings per common share (basic):	$37,739	29,822	$1.27
Effect of dilutive securities options	–	576	
Net earnings per common share (diluted)	$37,739	30,398	$1.24
For the year ended December 31, 2005:			
Net earnings from continuing operations per share (basic):	$35,352	29,573	$1.20
Effect of dilutive securities options	–	574	
Net earnings from continuing operations (diluted)	$35,352	30,147	$1.17
Net earnings per common share (basic):	$35,151	29,573	$1.19
Effect of dilutive securities options	–	574	
Net earnings per common share (diluted)	$35,151	30,147	$1.17

c. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional options may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from its authorized but unissued common stock. Restricted stock granted to outside directors vests over a two-year term and is restricted from trading for five years from the date of grant. Restricted stock granted to employees vests at the end of four years from the date of grant. The fair value of restricted stock is determined based on the closing bid price of the Company's common stock on the grant date.

Options are granted at market value on the date of the grant. Prior to 2007, granted options vested ratably over four years. Options granted in 2007 vest four years from the grant date. Options have a term of ten years from the date of grant. At December 31, 2007, 2,087,650 shares were authorized for grant and 1,404,893 shares were available for future equity grants, including 350,110 for restricted stock.

In accordance with SFAS No. 123R, the Company recorded share-based expense of $4,560,000 and $7,030,000 in 2007 and 2006, respectively. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005, was $5,729,000, $5,946,000 and $5,105,000, respectively. Cash received from option exercises for the years ended December 31, 2007, 2006 and 2005 was approximately $17,661,000, $3,048,000 and $4,060,000, respectively, and the actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled approximately $3,558,000, $1,147,000 and $1,175,000 for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, the Company had total compensation cost of approximately $8,032,000 related to non-vested awards not yet recognized, which the Company expects to recognize through 2011 and over a weighted-average period of 1.5 years.

A summary of the status of non-vested restricted shares at December 31, 2007, and changes during the year ended December 31, 2007, is as follows:

	Number of Shares	Weighted Average Exercise Price
Non-vested shares at January 1, 2007	3,262	$26.19
Shares granted	199,795	23.11
Shares vested	(3,626)	25.27
Shares forfeited	(5,432)	22.84
Non-vested shares at December 31, 2007	193,999	$23.13

A summary of stock option activity for the three years ended December 31, 2007 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2004	3,274,628	$17.68	7.8
Options granted	1,038,353	25.94	
Options exercised with total intrinsic value of $2,997,000	(265,216)	15.31	
Options terminated	(209,584)	22.31	
Outstanding at December 31, 2005	3,838,181	19.82	7.4
Options granted	1,171,532	21.50	
Options exercised with total intrinsic value of $2,926,000	(241,883)	12.64	
Options terminated	(178,298)	24.09	
Outstanding at December 31, 2006	4,589,532	20.46	7.1
Options granted	385,293	22.84	
Options exercised with total intrinsic value of $7,639,000	(1,074,334)	16.44	
Options terminated	(226,017)	23.22	
Outstanding at December 31, 2007 with aggregate intrinsic value of $19,731,000	3,674,474	$21.72	6.7
Vest or expected to vest at December 31, 2007 with total intrinsic value of $19,297,000	3,564,240	$21.65	6.6
Exercisable at December 31, 2007 with total intrinsic value of $13,995,000	2,217,347	$20.77	5.8

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at December 31, 2007 exercised their options at the Company's closing stock price on December 31, 2007.

Applied assumptions for the years ended December 31, 2007 and 2006 and applied assumptions and pro forma earnings and earnings per share for the year ended December 31, 2005, as if the fair value of all share-based awards on the date of grant are recognized over the vesting period by applying the Black-Scholes option pricing model, are presented below (dollars in thousands, except per share amounts):

	2007	2006	2005
Applied assumptions:			
Weighted average fair value of options at the date of grant	$ 8.62	$ 7.61	$ 5.40
Dividends	–	–	–
Expected term/life of options in years	4.9	4	4
Forfeiture rate for options	0.1%	11.4%	15.0%
Forfeiture rate for restricted stock	3.0%	–	–
Average risk-free interest rate	4.7%	4.6%	3.8%
Volatility rate	34.2%	37.6%	34.5%

	Pro Forma 2005
Net earnings from continuing operations:	
As reported	$35,352
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,218)
Pro forma	$32,134
Net earnings:	
As reported	$35,151
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,218)
Pro forma	$31,933
Net earnings from continuing operations per common share:	
Basic as reported	$ 1.20
Basic pro forma	$ 1.09
Diluted as reported	$ 1.17
Diluted pro forma	$ 1.07
Net earnings per common share:	
Basic as reported	$ 1.19
Basic pro forma	$ 1.08
Diluted as reported	$ 1.17
Diluted pro forma	$ 1.06

8. Income Taxes

As discussed in note 1(j), the Company adopted FIN No. 48 on January 1, 2007. The initial application of FIN No. 48 to the Company's tax positions had a cumulative effect on the Company's shareholders' equity of $634,000 and deferred income tax liabilities decreased $4,868,000 and the liability for unrecognized tax benefits, including interest, increased by $5,969,000. A reconciliation of the beginning and ending amount of the liability associated with unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$4,868
Additions for tax positions of current year	701
Balance at December 31, 2007	$5,569

The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is zero.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Upon adoption of FIN No. 48, the total amount of interest recognized on the balance sheet is approximately $1,101,000. During 2007, additional interest of $388,000 was recognized in the consolidated statement of earnings, resulting in a total recognition of approximately $1,489,000 in the consolidated balance sheet at December 31, 2007. No amounts for penalties have been recorded.

The Company's unrecognized tax benefits represent an amortization deduction which is temporary in nature. The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will increase $700,000 within the next twelve months due to continued amortization deductions.

The Company is subject to taxation in the U.S. and various states jurisdictions. The Company's tax years for 2004 through 2006 are subject to examination by the tax authorities. With few exceptions, the Company is no longer subject to U.S. federal or state and local taxes by tax authorities for years before 2004.

Total income taxes expense (benefit) for the years ended December 31, 2007, 2006 and 2005 was included within the following sections of the consolidated financial statements as follows (in thousands):

	2007	2006	2005
Income from continuing operations	$27,734	$23,733	$22,794
Discontinued operations	403	890	(130)
Shareholders' equity	(3,945)	(1,359)	(1,175)
Total	$24,192	$23,264	$21,489

Income tax expense from continuing operations for the years ended December 31, 2007, 2006 and 2005 was comprised of the following (in thousands):

	2007	2006	2005
Current:			
Federal	$15,443	$15,721	$13,260
State	3,076	3,220	3,097
Deferred	9,215	4,792	6,437
Income tax expense	$27,734	$23,733	$22,794

Income tax expense from continuing operations for the years ended December 31, 2007, 2006 and 2005 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following (in thousands):

	2007	2006	2005
Statutory federal income tax	$24,950	$21,392	$20,351
State income taxes, net of federal income tax benefit	2,796	2,586	2,980
(Decrease) increase in valuation allowances	(326)	61	101
Interest related to unrecognized tax benefits under FIN No. 48	224	–	–
Other	90	(306)	(638)
Income tax expense	$27,734	$23,733	$22,794

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Deferred tax assets:		
Allowance for uncollectible accounts	$ 1,094	$ 960
Accrued liabilities and other	748	565
State net operating loss	146	–
Valuation allowances	(170)	(211)
Total current deferred tax assets	1,818	1,314
Share-based compensation	4,195	2,665
Benefit of interest under FIN No. 48	615	–
Accrued liabilities and other	1,997	1,204
Property equipment, principally due to difference in depreciation	652	–
Operating and capital loss carryforwards	838	1,348
Valuation allowances	(668)	(954)
Total non-current deferred tax assets	7,629	4,263
Total deferred tax assets	9,447	5,577
Deferred tax liabilities:		
Prepaid expenses	464	398
Property and equipment, principally due to difference in depreciation	–	190
Goodwill, principally due to differences in amortization	49,619	43,424
Total deferred tax liabilities	50,083	44,012
Net deferred tax liabilities	$40,636	$38,435

The net deferred tax liabilities at December 31, 2007 and 2006, were recorded as follows (in thousands):

	2007	2006
Current deferred income tax assets	$ 1,354	$ 915
Non-current deferred income tax liabilities	41,990	39,350
Net deferred tax liabilities	$40,636	$38,435

The Company has provided valuation allowances on its gross deferred tax asset related to net operating losses to the extent that management does not believe that it is more likely than not that such asset will be realized. The net operating loss carryforwards will begin to expire in 2010.

9. Related Party Transactions

The Company leases space for certain surgery centers from its physician partners affiliated with its centers at rates that management believes approximate fair market value at the inception of the leases. Payments on these leases were approximately $12,378,000, $11,681,000 and $9,799,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company reimburses certain of its partners for salaries and benefits related to time spent by employees of their practices on activities of the centers. Total reimbursement of such salary and benefit costs totaled approximately $53,374,000, $44,045,000 and $40,002,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company believes that the foregoing transactions are in its best interests.

It is the Company's policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by the audit committee of the Company's Board of Directors.

10. Employee Benefit Programs

As of January 1, 1999, the Company adopted the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company's contributions for the years ended December 31, 2007, 2006 and 2005 were approximately $416,000, $335,000 and $271,000, respectively, and vest incrementally over four years.

As of January 1, 2000, the Company adopted the Supplemental Executive Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions up to 5% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over four years. The employee and employer contributions are placed in a Rabbi Trust and recorded in the accompanying consolidated balance sheet in prepaid and other current assets. Employer contributions to this plan for the years ended December 31, 2007, 2006 and 2005 were approximately $130,000, $365,000 and $92,000, respectively.

11. Commitments and Contingencies

The Company and its partnerships are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies certain officers and directors for actions taken on behalf of the Company and its partnerships. Management is not aware of any claims against it or its partnerships which would have a material financial impact.

The Company's wholly owned subsidiaries, as general partners in the partnerships, are responsible for all debts incurred but unpaid by the partnership. As manager of the operations of the partnership, the Company has the ability to limit its potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians' current form of ownership in the partnerships, the Company would be obligated to purchase the physicians' interests in substantially all of the Company's partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2007.

12. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands):

	2007	2006	2005
Cash paid during the year for:			
Interest	$ 9,961	$ 8,371	$ 4,739
Income taxes, net of refunds	14,906	17,462	12,075
Non-cash investing and financing activities:			
Capital lease obligations incurred to acquire equipment	746	800	276
Notes received for sale of a partnership interest	–	108	–
Effect of acquisitions:			
Assets acquired, net of cash	178,882	62,723	90,195
Liabilities assumed	(16,105)	(5,694)	(6,609)
Notes payable and other obligations	–	–	(17,507)
Payment for assets acquired	$162,777	$57,029	$66,079

13. Subsequent Events

Effective January 1, 2008, the Company, through one wholly owned subsidiary and in two separate transactions, acquired majority interests in two surgery centers for an aggregate purchase price of approximately $7,850,000, which was funded by borrowings under our credit facility.

Shareholder Information

Common Stock and Dividend Information

At February 26, 2008, there were approximately 3,300 holders of our common stock, including 253 shareholders of record. We have never declared or paid a cash dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors, which will review this dividend policy from time to time. Presently, the declaration of dividends is prohibited by a covenant in our credit facility with lending institutions.

Quarterly Statement of Earnings Data (Unaudited)

The following table presents certain quarterly statement of earnings data for the years ended December 31, 2006 and 2007. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2006				2007			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(In thousands, except per share data)							
Revenues	$110,320	$116,545	$112,161	$116,843	$ 125,545	$ 130,145	$ 130,940	$ 144,455
Earnings from continuing operations before income taxes	13,965	16,222	15,235	15,698	16,757	17,447	17,666	19,415
Net earnings from continuing operations	8,491	9,863	9,263	9,770	10,098	10,910	10,808	11,735
Net earnings (loss) from discontinued operations	234	241	99	(222)	179	282	(818)	981
Net earnings	8,725	10,104	9,362	9,548	10,277	11,192	9,990	12,716
Diluted net earnings from continuing operations per common share	$ 0.28	$ 0.32	$ 0.30	$ 0.32	$ 0.33	$ 0.35	$ 0.35	$ 0.37
Diluted net earnings per common share	$ 0.29	$ 0.33	$ 0.31	$ 0.31	$ 0.34	$ 0.36	$ 0.32	$ 0.40
Market prices per share:								
High	$ 23.99	$ 27.00	$ 25.45	$ 23.91	$ 26.28	$ 25.25	$ 26.79	$ 28.00
Low	$ 20.61	$ 22.18	$ 19.68	$ 19.94	$ 21.63	$ 22.76	$ 21.93	$ 22.60

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Thursday, May 22, 2008, at 9:00 a.m., Central, at the Company's corporate office.

Registrar and Transfer Agent

Computershare Shareholder Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940-3078
800/568-3476

Corporate Office

AmSurg Corp.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615/665-1283

Form 10-K/Investor Contact

A copy of the AmSurg Corp. Annual Report on Form 10-K for fiscal 2007 (without exhibits) filed with the Securities and Exchange Commission is available from the Company at no charge. These requests and other investor contacts should be directed to Claire M. Gulmi, Executive Vice President, Chief Financial Officer and Secretary, at the Company's corporate office.

Company Information

Directors and Officers

Christopher A. Holden
President, Chief Executive Officer and Director

Thomas G. Cigarran [1]
Chairman;
Chairman and former President and Chief Executive Officer, Healthways, Inc., *healthcare services*

James A. Deal [2][3]
Director;
President, CLP Healthcare Services, Inc., *healthcare services*

Steven I. Geringer [1][3]
Director;
Former President and Chief Executive Officer, PCS Health Systems, Inc., *pharmaceutical services*

Claire M. Gulmi
Executive Vice President, Chief Financial Officer, Secretary and Director

Debora A. Guthrie [2][3]
Director;
President and Chief Executive Officer of the general partner of Capitol Health Partners, L.P., *healthcare venture capital*

Henry D. Herr [2]
Director;
Former Executive Vice President of Finance and Administration and Chief Financial Officer, Healthways, Inc., *healthcare services*

Kevin P. Lavender [1]
Director;
Senior Vice President of Corporate Healthcare Lending of Fifth Third Bank, *financial services*

Ken P. McDonald
Past President and Chief Executive Officer, and Director

Bergein F. Overholt, M.D.
Director;
President, Gastrointestinal Associates, P.C., *physician practice*

David L. Manning
Executive Vice President and Chief Development Officer

Royce D. Harrell
Senior Vice President, Corporate Services

Billie A. Payne
Senior Vice President, Operations

(1) Nominating and Corporate Governance Committee
(2) Audit Committee
(3) Compensation Committee

Common Stock Performance

The following graph compares the performance of our common stock with performance of a market index and a peer group index. The market index is the Center for Research in Security Prices Index for Nasdaq Stock Market (U.S. Companies) and the peer group index is the Center for Research in Security Prices Index for Nasdaq Health Services Stocks. The graph covers the period from December 31, 2002 through the end of fiscal 2007. The graph assumes that $100 was invested on January 1, 2003 in our common stock, the Nasdaq Index and the Nasdaq Health Services Index, and that all dividends were reinvested.

The graph is adjusted to reflect a three-for-two split of our common stock effective March 24, 2004.


350
300
250
200
150
100
DOLLARS
AmSurg Common Stock
Nasdaq Stock Market (US)
Nasdaq Health Services Stocks
December 31, 2002
December 31, 2003
December 31, 2004
December 31, 2005
December 31, 2006
December 31, 2007

	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007
AmSurg Common Stock	100	186	217	168	169	199
Nasdaq Stock Market (US)	100	150	163	166	183	198
Nasdaq Health Services Stock	100	153	193	265	265	346

AMSURG CORP.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615.665.1283
www.amsurg.com

END